FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2005


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]    Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]    No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued on July 6, 2005 by Aries Maritime Transport Limited (the "Company") announcing that the underwriters of the Company's June initial public offering have exercised a portion of their over-allotment option.


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Exhibit 1
---------


For Immediate Release

Company Contacts:

Richard J.H. Coxall                         Leon Berman
Chief Financial Officer                     Principal
Aries Maritime Transport Limited            The IGB Group
(011) 30 210 946-7433                       212-477-8438


                   ARIES MARITIME TRANSPORT LIMITED ANNOUNCES
                        EXERCISE OF OVER-ALLOTMENT OPTION


ATHENS, Greece - July 6, 2005 - Aries Maritime Transport Limited (NASDAQ: RAMS), a leading international shipping company that owns and operates products tankers and container vessels, announced today that the underwriters of its June 2005 initial public offering exercised a portion of the over-allotment option granted to them by the company's principal shareholder, Rocket Marine, Inc. As a result of the over-allotment exercise, Rocket Marine, Inc. sold 1,400,000 common shares of Aries Maritime Transport Limited. Aries Maritime Transport Limited did not receive any proceeds from the sale of common shares by Rocket Marine, Inc. An aggregate of 13,640,000 common shares has now been sold in connection with the offering.

Aries Maritime Transport Limited's June 2005 initial public offering was managed by Jefferies & Company, Inc. and Credit Suisse First Boston LLC as joint book-running managers, and, together with Fortis Securities LLC, as co-manager for the offering.

A copy of the final prospectus related to this offering may be obtained from:

Jefferies & Company, Inc.                        Credit Suisse First Boston LLC
520 Madison Avenue, 12th Floor                   Prospectus Department
New York, New York 10022                         One Madison Avenue, Level 1B
Attention: Prospectus Department                 New York, NY 10010
                                                 Fax: 212-325-8057


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About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's product tanker fleet, which has an average age of 7.8 years and is 100% double-hulled, consists of four MR tankers, two Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels, which includes an option to purchase one vessel from an affiliate of Aries Energy. The Company's container vessels have an average age of 15.6 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's product tankers and container vessels currently operate under long-term time charters.

"Safe Harbor"  Statement Under the Private  Securities  Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  July 7, 2005                              By:/s/ Richard J.H. Coxall
                                                  ---------------------------
                                                  Richard J.H. Coxall
                                                  Chief Executive Officer







23248.0002 #584488